Stemline Therapeutics, Inc.
750 Lexington Avenue, Sixth Floor
New York, NY 10022

January 24, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Stemline Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-180515

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Stemline Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1
(File No. 333-180515), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Standard Time on January 28, 2013, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Matthew J. Gardella and James T. Barrett, both of whom are attorneys with the Registrant’s outside legal counsel, Edwards Wildman Palmer LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)                                     should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)                               the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Gardella at (617) 239-0789, or in his absence, Mr. Barrett at (617) 239-0385.

Very truly yours,

STEMLINE THERAPEUTICS, INC.

By:	/s/ Ivan Bergstein, M.D.
Name:	Ivan Bergstein, M.D.
Title:	President and Chief Executive Officer